March 31, 2009

VIA EDGAR AND HAND DELIVERY

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Hayes Lemmerz International, Inc. Form 10-K for the fiscal year ended January 31, 2008, Filed April 10, 2008 SEC File No. 0-50303

Dear Ms. Cvrkel:

This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. Curtis J. Clawson, dated March 17, 2009 with respect to the above-referenced filing.

The headings below correspond to the headings as set forth in the Staff’s comment letter of March 17, 2009.

Goodwill Impairment Testing

As indicated in our response letter dated March 10, 2009, impairment tests of goodwill and other intangible assets as of November 1, 2008 and January 31, 2009 are in the process of being completed. We have finished the initial evaluation, and concluded that the goodwill and other intangible assets failed step 1 testing required in Statement of Financial Accounting Standards 142. As a result, we are in the process of completing the step 2 analysis to measure the impairment. While we have not completed the step 2 analysis, we currently expect that a substantial portion of our existing goodwill and other non-amortizable intangible assets have been impaired.

Per the guidance under Item 2.06 of Form 8-K, the final conclusion is being made in connection with the preparation, review or audit of financial statements required to be included in the next periodic report due to be filed under the Exchange Act. The final determination will be reflected in our Annual Report on Form 10-K for the year ended January 31, 2009, and include all required disclosures.

Should you have any questions or want to discuss any issues in more detail, please call the undersigned at (734) 737-5416, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.

Very truly yours,

Mark A. Brebberman,
Vice President, Finance and CFO

cc: Effie Simpson